                                   FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              For September 8, 2005

                      Commission File Number: 333-122268

                           MASTELLONE BROTHERS INC.
                (Translation of registrant's name into English)

                           MASTELLONE HERMANOS S.A.
                        E. EZCURRA 365, PISO 2, OF. 310
                      (C1107CLA) BUENOS AIRES, ARGENTINA
                   (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: [X]  Form 40-F: [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes: [ ]  No: [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes: [ ]  No: [X]

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                               Yes: [ ]  No: [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                               TABLE OF CONTENTS

1. Announcement of appointment of independent accountants for fiscal year ending
   December 31, 2005

2. English translation of a letter dated September 8, 2005, filed with the
   Buenos Aires Stock Exchange, regarding the exchange of Senior Notes due 2008, for new Senior Notes due 2012, both issued by Mastellone Hermanos S.A.

3. English translation of a letter dated September 8, 2005, filed with the
   Buenos Aires Stock Exchange, regarding the purchase of Senior Notes due 2008

Mastellone Hnos. S.A. announces that the firm Deloitte & Co. S.R.L. has been appointed as independent accountants for the year ending December 31, 2005. It is to be noted that the financial statements for the year ended December 31,
2004 were audited by BDO Becher Lichtenstein & Asociados. As timely reported,
Deloitte & Co. S.R.L. provided payroll services to the Company from 1998 to
2004. The Company believed that the provision of such service is prohibited under Rule 2-01(c)(4)(i)(A) of Regulation S-X as such service constituted provision of bookkeeping services. However, Deloitte & Co. S.R.L. is independent under home country independence standards, including that of the Argentine
National Securities Commission, as Deloitte & Co. S.R.L. when providing the payroll services, although involving routine processing of information provided by the Company, did not undertake any managerial actions or managerial decisions.

Deloitte & Co. S.R.L. ceased providing payroll services in November 2004. As such, the Company believes that Deloitte & Co. S.R.L. is now independent to audit the 2005 financial statements under the SEC's independence standards,
Accordingly, Mastellone's Board of Directors (since there is not an audit committee) in its meeting held on August 18, 2005, appointed Deloitte & Co.
S.R.L. to audit in accordance with the standards of the Public Company
Accounting Oversight Board (United States) the consolidated financial statements for the year ending December 31, 2005 to be filed with the SEC together with
Form 20-F."

[TASERENISIMA MASTELLONE HINOS. S.A. LOGO OMITTED]

                                                 Buenos Aires, September 8, 2005

Buenos Aires Stock Exchange

Dear Sirs,

We address you, in order to inform that yesterday was completed the exchange (at par value) (announced in our letter of June 24, 2005) of Mastellone's Notes due
2008 and with an 11.75% interest rate (currently in default), with a face value of US$5,390,000, for new Series "C" Notes due 2012 and with an interest rate of
8%. Such new Notes are substantially similar to our existing 8% Notes due 2012, including the right to receive (upon the exchange) the interest accrued since
July 31, 2004, through June 30, 2005.

The issuance of the aforementioned Series "C" was approved by the Comision
Nacional de Valores.

Yours, sincerely

                            MASTELLONE HERMANOS S.A.

                                Rodolfo Gonzalez

                  ENCARNACION EZCURRA 365 - PISO 2 OFICINA 310
                       (C1107CLA) BUENOS AIRES - ARGENTINA

[TASERENISIMA MASTELLONE HINOS. S.A. LOGO OMITTED]

                                                 Buenos Aires, September 8, 2005

Buenos Aires Stock Exchange

Dear Sirs,

We address you in order to inform that we have repurchased for its cancellation
US$100,000 (one hundred thousand, U.S. dollars), face value, of our 11.75%
Senior Notes, issued in 1998 and maturing on 2008. As a result of this transaction, we had an accounting gain of approximately Ps.187,000.

We kindly ask the withdrawal of the Senior Notes so repurchased and cancelled.

Yours, sincerely

                            MASTELLONE HERMANOS S.A.

                                Rodolfo Gonzalez

                  ENCARNACION EZCURRA 365 - PISO 2 OFICINA 310
                       (C1107CLA) BUENOS AIRES - ARGENTINA

[TASERENISIMA MASTELLONE HINOS. S.A. LOGO OMITTED]

                                   SIGNATURES

     Pursuant to the requirements of the Securiteis and Exchange Act of 1933, the Registrant has duly caused this report signed on its behalf by the undersigned, thereunto duly authorized, in Buenos Aires, Argentina.

                            MASTELLONE HERMANOS S.A.

Buenos Aires, September 8, 2005.

                                             By: /s/ Rodolfo Gonzalez
                                             -------------------------------
                                             Name: Rodolfo Gonzalez
                                             Title: Chief Financial Officer